Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	3 Months Ended 3/31/2011	2010	2009	2008	2007	2006
	(In thousands, except ratio data)
Income before income taxes	$ 7.941	$ 23,423	$ 11,050	$ 13,891	$ 15,754	$ 11,023

Interest on indebtedness	2,943	12,439	13,682	14,728	15,746	11,994

Portion of rents representative
of the interest factor	410	1,589	1,576	1,498	1,396	1,249

Earnings as adjusted	$ 11,294	$ 37,451	$ 26,308	$ 30,117	$ 32,896	$ 24,266

Fixed charges:

Interest on indebtedness	$ 2,943	$ 12,439	$ 13,681	$ 14,728	$ 15,746	$ 11,994

Portion of rents representative
of the interest factor	410	1,589	1,576	1,498	1,396	1,249

Fixed charges	$ 3,353	$14,028	$15,257	$16,226	$17,142	$13,243

Ratio of earnings
to fixed charges	3.37	2.67	1.72	1.86	1.92	1.83